Mail Stop 4561

      							February 21, 2006

Mr. Paul F. Folino
Chief Executive Officer
Emulex Corporation
3333 Susan Street
Costa Mesa, California

	Re:	Emulex Corporation
		Form 10-K for the Fiscal Year Ended July 3, 2005
		Form 10-Q for the Fiscal Quarter Ended October 2, 2005 Form 10-Q for the Fiscal Quarter Ended January 1, 2006
      File No. 001-31353

Dear Mr. Folino:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 3, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Fiscal 2005 versus Fiscal 2004

Net Revenues, page 30

1. Your net revenues discussion for fiscal year 2005 versus 2004 and fiscal year 2004 versus 2003 states that you believe net revenues are being generated primarily as a result of your product certifications and qualifications with OEM customers. Explain the significance of such certifications and qualifications. In addition, explain whether you consider such certifications and qualifications key indicators of financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1.

2. We note your disclosure on page 10 which states, "The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions and evolving industry standards." If your increase in revenue from fiscal year 2003 to 2004 or 2004 to 2005 was the result of such various factors, tell us your consideration for disclosing the quantification and analysis of such factors. See Regulation S-K,
Item 303 (a) (3) (iii) and Section III.B.4 of SEC Release 33-8350.

Item 9A.  Controls and Procedures, page 43

3. We note your Chief Executive and Chief Financial Officers concluded your disclosure controls and procedures are "effective to ensure that we are able to record, process, summarize and report the information we are required to disclose in the reports we file with the SEC within the required time periods" here and in your Form 10-Qs for the quarterly periods ended October 2, 2005 and January 1, 2006.
Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
We refer you to Exchange Act Rule 13a-15(b) (2) (e).

Consolidated Statement of Operations, page 54

4. We note you classify the amortization of technology as operating expense based on your disclosure on page 33. Tell us your consideration for classifying the amortization of such intangible assets as cost of sales. In this respect, we note your disclosure with respect to acquired technologies from the acquisition of Vixel
Corporation which indicates you estimated the present value of cash flows generated by the products to which the technologies are associated. Therefore, as part of your response, tell us whether your products include the technologies that you are amortizing.

Form 8-Ks filed August 11, 2005, October 27, 2005 and January 26,
2006

5. We note your use of non-GAAP financial measures. Please address the following with respect to such measures.

* We note you provide non-GAAP condensed consolidated statements of income. We further note that your filings include discussions of non-GAAP gross margins, operating margins, diluted earnings per share, etc. However, you only provide a reconciliation of GAAP net income to non-GAAP net income. Tell us your consideration for reconciling each non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP pursuant to Regulation G.
* Demonstrate the usefulness of each non-GAAP measure in assessing performance when these items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses each non-GAAP measure to conduct or evaluate your business.
* If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-
K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.




      Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Paul F. Folino
Emulex Corporation
February 21, 2006
page 1